Stan J.H. Lee, CPA
2160 North Central Rd. Suite # 203 tFort Lee t NJ 07024
Mailing address: P.O. Box 436402 San Ysidro CA 92143-9402
619-623-7799 Fax 619-564-3408 E-mail) stan2u@gmail.com

Dr. Alexander Gak
President & Chairman
Baeta Corp.
253 Warren Avenue
Fort Lee, NJ 07024

May 26, 2009

Dear Dr. Gak;

Please accept this letter as notice of our declination to stand for re-election as the auditors for Baeta Corporation. Our firm has made the decision to refocus the type and geographical concentration of clients and therefore we are resigning as auditors of the Company. Please note that there have not been any disagreements with management regarding the audits. Furthermore, our precious audits have not contained an adverse, modified, or disclaimer of opinions.

If you would like to discuss this further please call at your convenience. We wish you all the best and thank you for the opportunity to be service to you.

Sincerely,

/s/ STAN J.H. LEE

Stan J.H. Lee